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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50466

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PSCO International Distributors, Ltd. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Financial Centre
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

PROCESSED MAR 18 2003 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michele C. O'Grady 203-348-7365
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C. 165

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/13

OATH OR AFFIRMATION

I, Michele C. O'Grady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PSCO International Distributors, Ltd. LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN P. CAIANI
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2005

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC

FINANCIAL STATEMENTS

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2002

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
TABLE OF CONTENTS
DECEMBER 31, 2002

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

Board of Directors
PSCO International Distributors, Ltd. LLC

We have audited the accompanying statement of financial condition of PSCO International Distributors, Ltd. LLC as of December 31, 2002, and the related statements of operations, changes in net assets, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PSCO International Distributors, Ltd. LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pustorino, Puglisi & Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 30, 2003

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets	
Cash and cash equivalents	$ 74,121
Receivable from affiliate	14,093
Total Assets	$ 88,214

LIABILITIES AND NET ASSETS

Liabilities	
Accrued expenses and accounts payable	$ 25,381
Total Liabilities	25,381
Net assets represented by member capital	62,833
Total Liabilities and Net Assets	$ 88,214

The accompanying notes are an integral part of these financial statements.

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Distribution fee income	$ 33,064
Expenses:	
Distribution fees	19,802
Other expenses	12,672
Total Expenses	32,474
Net Income	$ 590

The accompanying notes are an integral part of these financial statements.

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$ 62,243
Capital contributions	-
Net income	590
Balance, December 31, 2002	$ 62,833

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

There were no liabilities subordinated to the claims of general creditors.

The accompanying notes are an integral part of these financial statements.

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:	
Net income	$ 590
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities:	
Receivable from affiliate	(8,818)
Distribution fees payable	13,312
Cash used by operating activities	-
Cash Flows from Financing Activities:	
Capital contributions	-
Net decrease in cash and cash equivalents	5,084
Cash and cash equivalents at December 31, 2001	69,037
Cash and cash equivalents at December 31, 2002	$ 74,121

The accompanying notes are an integral part of these financial statements.

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Organization and Nature of Business:

PSCO International Distributors LTD. LLC (Company) is a Limited Liability Company organized under the laws of Delaware. Its sole business is to recommend the sale of investments in offshore investment companies managed by its parent for which it receives distribution fees from the investment companies.

The Company is a wholly owned subsidiary of Philo Smith Capital Corporation, a US Corporation.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

Note 2 - Significant Accounting Policies:

Revenue Recognition:

The Company records distribution fees monthly based on a percentage of net assets of specific shares of the investment companies.

Cash and Cash Equivalents:

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments with a maturity of three months or less to be a cash equivalent.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 3 - Income Taxes:

The Company has elected to be treated as a Pass-Through for Federal and State income tax purposes. As a result, taxes on the company's earnings are not provided as they are the responsibility of the Company's parent.

Note 4 - Net Capital Requirements:

As a member of the National Association of Securities Dealers, Inc. the Company is subject to the net capital rule adopted and administered by the Association. The rule prohibits a member from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of December 31, 2002, the corporation's ratio of aggregate indebtedness to net capital was 0.52 to 1 and its net capital was $48,740 compared with minimum net capital required of $25,000.

SCHEDULE I

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

Total net assets from statement of financial condition	$ 62,833
Deductions and/or Charges:	
Total non-allowable assets from statement of financial condition	(14,093)
Net Capital	$ 48,740

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31, 2002

Minimum net capital required	$ 1,692
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 25,000
Net capital requirement (greater of the above)	$ 25,000
Excess net capital	$ 23,740
Excess net capital at 1000%	$ 46,201

COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2002

Total A.I. liabilities from statement of financial condition	$ 25,381
Ratio: Aggregate indebtedness to net capital	0.52 to 1

SCHEDULE II

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
EXEMPTION PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2002

An exemption from Rule 15c3-3 is claimed based on the exemptive provision (k)(2)(i).

SCHEDULE III

RECONCILIATION OF NET CAPITAL RULE 15c3-1
PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

There were no material changes from the FOCUS report as filed.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

PSCO International Distributors, Ltd. LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of PSCO International Distributors, Ltd. LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi & Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 30, 2003